Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Diversified Property Fund Inc.:

We consent to the use of our reports dated March 3, 2015, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income and loss, equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the related consolidated financial statement schedule, Schedule III—Real Estate and Accumulated Depreciation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our reports refer to a change in the method of reporting for discontinued operations.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

May 20, 2015